SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
40 BANK STREET
LONDON E14 5DS
UNITED KINGDOM

November 18, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention:	Mr. Russell Mancuso
Mr. Geoffrey Kruczek
Mr. Louis Rambo

Mr. Praveen Kartholy
Mr. Brian Cascio

Re:	Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 001-34045)

Ladies and Gentlemen:

On behalf of Colfax Corporation (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated November 9, 2011, relating to the Company’s proxy statement on Schedule 14A (the “Proxy Statement”), filed with the SEC on October 13, 2011. To facilitate the Staff’s review of the filing, we are furnishing to Mr. Louis Rambo under separate cover the marked printer’s proof of the amended proxy statement being filed contemporaneously herewith.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Staff's letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italicized type below and provided responses immediately following each of the Staff's comments. Terms used herein and otherwise not defined herein shall have the meaning assigned to such terms in the Proxy Statement.

Background of the Acquisition, page 48

1.
Each disclosed report, opinion or appraisal from an outside party that is materially related to the transaction, whether oral or written, requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. In this regard, please revise to summarize all the reports, opinions and appraisals you have mentioned, including those from Deutsche Bank on July 5 and August 4 through August 13.

Response:  In response to the Staff’s comment, with respect to the discussions described on July 5, 2011, the Company respectfully submits that such discussions, and the materials prepared to guide those discussions, were not reports, opinions or appraisals of the kind referred to in Regulation M-A 1015(b). This discussion related to certain preliminary considerations relating to a potential acquisition of Charter. The Company has, however, revised the disclosure on page 49 to include a summary of this discussion. With respect to the discussions with Deutsche Bank between August 4 through August 13, 2011, these were discussions between senior management of the Company and senior representatives of Deutsche Bank; no reports, analyses or opinions were presented. The Company has revised the disclosure on page 50 to include a summary of these discussions.

2.
Please expand your disclosure to clarify how you arrived at the nature, form and amount of acquisition consideration, including how the mix between cash and stock to be granted to Charter’s shareholders was determined. Clarify how the structure of the financing was determined, including the level of financing to be received from BDT, Steven and Mitchell Rales, and Markel. Ensure your revised disclosure explains how the parties determined the material terms of the transaction and investments, including the proposals and counterproposals made by the parties. Currently, it is unclear what acquisition and equity financing terms were proposed initially and how those terms changed during the parties’ negotiations.

Response:  In response to the first part of the Staff’s comment, the Company has revised the disclosure on pages 49-53 to clarify how Colfax arrived at the nature, form and amount of acquisition consideration, including how the mix between cash and stock to be granted to Charter’s shareholders was determined. In response to the second part of the Staff’s comment, the Company has revised the disclosure on pages 49-53 to clarify how the structure of the financing was determined.

Management’s Discussion and Analysis, page 77

Results of Operations, page 78

3.
Please expand your discussion of the material changes from period to period to explain the underlying causes of such changes. For example, you disclose on page 83 that ESAB saw higher volumes and prices that led to increased revenue in the first six months of 2011, but it is unclear what factors drove the volume and price increases. Likewise, you state that adjusted operating profit decreased due to lower profit in welding consumables and higher overheads, but it is unclear what caused the lower profit or higher overheads.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 77-97 to provide further explanation for the underlying causes of such changes.

Net Cash flow from financing activities, page 94

4.
Please refer to the last sentence of the second and third paragraph. In addition to disclosing the effect on cash outflows or inflows from drawdowns on your borrowing facilities, please also disclose the purpose of those drawdowns.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 94 to disclose the purposes of these drawdowns.

Financial Statements

5.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Response:  The financial statements have been updated as required by Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Information, pages 209- 220

6.
We note that pro forma adjustments have been combined in several captions in the Unaudited Pro Forma Condensed Combined Statements of Operations and Unaudited Pro Forma Condensed Combined Balance Sheet on pages 210-212. Please revise the pro forma financial statements or footnotes to separately disclose significant adjustments included in each line item. In addition, revise Note 4(f) to clearly disclose each of the reclassification adjustments. Please refer to the requirements of Article 11-02(6) of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 212-223.

7.
Please include a footnote to the pro forma balance sheet to disclose how you determined the pro forma adjustment for long-term debt and clarify how this amount agrees with the credit agreement and loans discussed in Note 1 on page 213 and the amount in the sources of funding table on page 217.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 215 and 221.

8.	We note your discussion in Note 1 that the conversion rate on your Series A Preferred Stock is subject to “certain adjustments.” Please describe the nature of these adjustments.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 216.

9.
We reference the discussion in Note 4(c) of incremental expenses of $9.4 million and $6.3 million relating to the year ended December 31, 2010 and the six months ended July 1, 2011. Please tell us where these expenses are reflected in the pro forma financial statements.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 213-214 and 218.

10.	Please revise to clarify how the adjustments in Note 4(e) are reflected in the pro forma financial statements.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 218.

11.	Please tell us how the goodwill and intangible asset amounts in Note 5(a) on page 216 agree to the transaction adjustments in the pro forma balance sheet on page 212.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 219-220.

12.	Please tell us how the pro forma adjustment for common stock and additional paid-in capital in the pro forma balance sheet agrees with the amounts in Notes 5(a) and 5(b).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 221.

13.	Please tell us how the adjustments discussed in Note 5(b)(v) under Sources of Funding agrees to the adjustments made to cash and cash equivalents on page 212.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 220.

14.
Please revise Note 5(d) to disclose the calculation of weighted-average basic shares outstanding and clarify how this reflects the shares issued in the transaction discussed in Note 1. In addition, disclose the percentage of Colfax outstanding shares that will be owned by the Charter International shareholders after the transaction.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 222.

15.	Please tell us how the selling, general and administrative expense totals in Note 6 on page 220 agree with the amounts in the pro forma statements of operations on pages 210 and 211.

Response:  The Company has revised the disclosure on page 223 so that the selling, general and administrative expense totals in Note 6 agree with the amounts in the pro forma statements of operations on pages 213 and 214.

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If you require any further information or have any questions please contact Scott Simpson on +44 20 7519 7040 or Jim McDonald at +44 20 7519 7183.

Very truly yours,

/s/ Scott V. Simpson

Scott V. Simpson Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:           Lynne Puckett and Scott Brannan, Colfax Corporation